# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MDA Space Ltd., CIK 0001857047
CUSIP: 55293N109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7500 Financial Drive, Brampton, Ontario Canada (A6), L6Y 6K7
Date of event which requires filing of this statement: 11/03/2026
Filed by CIK 0002156024
Persons authorized to receive notices and communications: CSG SPACE A.S., U Rustonky 714/1, Karlin 186 00 Prague 8, Martin Smicka, Czech Republic (2N), 186 00, 420 273 162 150

## Reporting persons
- CSG SPACE A.S. (CIK 0002156024): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 15,356,219; shared voting power 0; sole dispositive power 15,356,219; shared dispositive power 0; aggregate amount beneficially owned 15,356,219 (9.5% of the class)
  Comment: Based on 162,063,406 common shares outstanding as reported on the Issuer's Current Report on Form 6-K, filed with the SEC on August 7, 2026.
- CZECHOSLOVAK GROUP A.S.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 15,356,219; shared voting power 0; sole dispositive power 15,356,219; shared dispositive power 0; aggregate amount beneficially owned 15,356,219 (9.5% of the class)
- MICHAL STRNAD: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 15,356,219; shared voting power 0; sole dispositive power 15,356,219; shared dispositive power 0; aggregate amount beneficially owned 15,356,219 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MDA Space Ltd.
Address of issuer's principal executive offices: 7500 Financial Drive, Brampton, Ontario Canada (A6), L6Y 6K7
Comment: This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 14, 2026 (the "Original Schedule 13D") by CSG Space a.s. (formerly known as Mariselle a.s.), Czechoslovak Group a.s. and Miroslav Holan relating to the common shares of MDA Space Ltd. (the "Issuer"). This Amendment No. 1 is filed by CSG Space a.s., Czechoslovak Group a.s. and Michal Strnad (collectively, the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by CSG Space a.s. (formerly known as Mariselle a.s.), a joint-stock company (akciova spolecnost) organized under the laws of the Czech Republic and a party to an Amended and Restated Share Forward Transaction dated 27 July 2026 (as amended and restated on September 25, 2026) between Morgan Stanley Europe SE and Mariselle a.s. (the "Share Forward Transaction"); Czechoslovak Group a.s., a joint-stock company (akciova spolecnost) organized under the laws of the Czech Republic and the parent company and controlling shareholder of CSG Space a.s.; and Mr. Michal Strnad, the controlling shareholder of Czechoslovak Group a.s. (collectively, the "Reporting Persons"). Effective as of October 23, 2026, Mariselle a.s. changed its name to CSG Space a.s. By virtue of their respective positions in this control chain, each of Czechoslovak Group a.s. and Mr. Strnad may be deemed to beneficially own the common shares of the Issuer acquired under the Share Forward Transaction (the "Shares").
Residence or business address: The address of each Reporting Person is U Rustonky 714/1, Karlin 186 00 Prague 8, Czech Republic.
Present principal occupation or employment:
CSG Space a.s.'s principal business is investment holding. Czechoslovak Group a.s. is the parent company and controlling shareholder of CSG Space a.s. Mr. Strnad's principal occupation is serving as Chairman of Czechoslovak Group a.s. The contact person for the Reporting Persons is Mr. Martin Smicka (Senior Legal Counsel).

The members of the Administrative Board of CSG Space a.s. are: Mr. Stanislav Kuba -- Chairman of the Administrative Board; Mr. Ladislav Stahl -- Member of the Administrative Board; and Mr. Ales Klepek -- Member of the Administrative Board. Each such person is a citizen of the Czech Republic, and the business address of each such person is U Rustonky 714/1, Karlin 186 00 Prague 8, Czech Republic. To the knowledge of the Reporting Persons, none of such persons beneficially owns any common shares of the Issuer and none has been the subject of any proceeding described in Item 2(d) or 2(e).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CSG Space a.s. and Czechoslovak Group a.s. are organized under the laws of the Czech Republic. Mr. Strnad is a citizen of the Czech Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 3, 2026, CSG Space a.s. entered into the Swap (as defined in Item 6). No common shares or other securities of the Issuer were acquired by the Reporting Persons in connection with the Swap or are being pledged as collateral under the Swap. The initial exchange amount, any interim exchange amounts, the up-front fee and any collateral or other cash amounts payable by CSG Space a.s. under the Swap have been or will be funded with working capital of Czechoslovak Group a.s.

## Item 4. Purpose of Transaction
Purpose of transaction:
CSG Space a.s. entered into the Swap to obtain additional economic exposure to the common shares of the Issuer as part of the Reporting Persons' long-term strategic investment in the Issuer. The Swap provides solely for cash settlement and does not give the Reporting Persons the right to acquire, vote or direct the voting of, or dispose of or direct the disposition of, any securities of the Issuer.

On October 13, 2026, Czechoslovak Group a.s. issued a press release announcing its investment in the Issuer, in which it stated, among other things, that it intends to be a long-term strategic shareholder of the Issuer and views its investment as an opportunity to explore potential cooperation between Czechoslovak Group a.s. and the Issuer over time. The press release stated that such cooperation could include co-investing in manufacturing or assembly facilities in Europe, partnering on strategic acquisitions, and otherwise seeking to introduce Czechoslovak Group a.s.'s customer relationships to the Issuer to support the Issuer's international growth. Czechoslovak Group a.s. also announced the creation of a dedicated space team to develop its activities in the space sector.

In connection with the foregoing, the Reporting Persons and their representatives may from time to time engage in discussions with the Issuer's management and board of directors, other shareholders of the Issuer and other relevant parties regarding potential commercial, industrial or strategic cooperation, including the matters described above, which may relate to or result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction involving the Issuer or any of its subsidiaries. As of the date hereof, no agreement, arrangement or understanding with respect to any such cooperation has been reached, and there can be no assurance that any such cooperation will be pursued or consummated. Under the terms of the Swap, CSG Space a.s. has agreed that, during the term of the Swap and without the prior written consent of the Counterparty (as defined in Item 6), it will not purchase or sell, or enter into any derivative transaction referencing, equity securities of the Issuer, and will not announce, commence or engage in a tender offer or take-over bid for the common shares of the Issuer.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the terms of the Swap and applicable law, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, at any time and from time to time, change their plans or intentions with respect to the Issuer and take such actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of common shares beneficially owned by each of the Reporting Persons reported herein is based upon 162,063,406 common shares outstanding as reported on the Issuer's Current Report on Form 6-K, filed with the SEC on August 7, 2026.

As of the date hereof, each of CSG Space a.s., Czechoslovak Group a.s. and Mr. Strnad may be deemed to beneficially own 15,356,219 Shares, constituting approximately 9.5% of the common shares outstanding.

Upon its entry into the Swap described in Item 6, the Counterparty had not commenced establishing its hedge positions, the Swap did not reference any common shares of the Issuer, and CSG Space a.s. had no economic exposure to common shares of the Issuer under the Swap. The number of common shares referenced in the Swap may increase during the initial hedging period. The Reporting Persons intend to amend this Schedule 13D to report the final number of common shares referenced in the Swap following the end of the initial hedging period or as otherwise required. Because the Swap is settled solely in cash and does not confer voting or dispositive power over, or the right to acquire, any common shares of the Issuer, the Reporting Persons do not beneficially own, and expressly disclaim beneficial ownership of, the common shares referenced in the Swap, and such shares are not included in the amounts reported on the cover pages or in this Item 5. Each of CSG Space a.s., Czechoslovak Group a.s. and Mr. Strnad may be deemed to have sole voting and dispositive power over 15,356,219 Shares for purposes of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of CSG Space a.s., Czechoslovak Group a.s. and Mr. Strnad may be deemed to have sole power to vote and dispose of the Shares reported herein.
Transactions in the class effected during the past sixty days: On October 13, 2026, CSG Space a.s. acquired 15,356,219 Shares upon physical settlement of the Share Forward Transaction at the average price of CAD 42.6903 per Share. On November 3, 2026, CSG Space a.s. entered into the Swap described in Item 6, which references a number of common shares of the Issuer with respect to which the Counterparty will establish its initial hedge position, subject to price, volume and other market conditions. The initial price and the settlement price under the Swap described in Item 6 will be based on the weighted average price per share at which the Counterparty establishes its hedge positions and at which the Counterparty unwinds its hedge positions, respectively. Except as set forth herein, none of the Reporting Persons has effected any transaction in the common shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than CSG Space a.s., Czechoslovak Group a.s. and Mr. Strnad is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 3, 2026, CSG Space a.s. entered into a cash-settled share swap transaction (the "Swap") with an international financial institution (the "Counterparty"), as evidenced by a confirmation dated November 3, 2026 between CSG Space a.s. and the Counterparty, which supplements and is subject to the ISDA 2002 Master Agreement deemed entered into between the parties pursuant to the confirmation of the Swap. The Swap references a number of common shares of the Issuer (the "Reference Shares") equal to the number of common shares in respect of which the Counterparty establishes its hedge positions during an initial hedging period, subject to a maximum price per share, daily volume limits and a maximum hedge position percentage. The initial hedging period begins when the Counterparty confirms receipt of the initial exchange amount and ends on the earlier of the date on which the Counterparty completes the establishment of its hedge positions and August 31, 2027 (or such later date as CSG Space a.s. and the Counterparty may agree). The initial hedging period commenced November 3, 2026. The initial price of the Swap is based on the weighted average price at which the Counterparty establishes its hedge positions. The Swap is scheduled to be unwound during a hedge unwind period ending on or about December 31, 2027, which CSG Space a.s. may accelerate by written notice, and terminates on the final cash settlement payment date, subject to early termination in accordance with its terms.

Under the terms of the Swap, (i) the Counterparty is obligated to pay to CSG Space a.s. any positive price performance of the Reference Shares, and (ii) CSG Space a.s. is obligated to pay to the Counterparty any negative price performance of the Reference Shares, in each case as calculated in accordance with the Swap. The Counterparty is obligated to pay to CSG Space a.s. amounts equal to cash dividends paid on the Reference Shares and floating amounts on any excess exchange amounts. The Swap provides exclusively for cash settlement, with settlement amounts determined by reference to the weighted average price per share at which the Counterparty unwinds its hedge positions, and does not provide for physical settlement. The Swap does not give the Reporting Persons direct or indirect voting, investment or dispositive power over any securities of the Issuer or any right to acquire any securities of the Issuer. Although the Counterparty may hedge its exposure under the Swap by acquiring common shares of the Issuer on the Toronto Stock Exchange or the New York Stock Exchange, it is not obligated to do so, and the Swap provides that CSG Space a.s. has no right to instruct or influence the Counterparty's exercise of voting rights attached to, or the manner in which it establishes, manages or unwinds, any such hedge positions. Accordingly, the Reporting Persons disclaim beneficial ownership of the Reference Shares and of any securities of the Issuer that the Counterparty may hold or acquire to hedge its exposure under the Swap.

The Swap also contains customary representations, warranties and covenants, including covenants by CSG Space a.s. that, during the term of the Swap and without the prior written consent of the Counterparty, it will not purchase or sell, or enter into any derivative transaction referencing, equity securities of the Issuer (other than in connection with the Swap), and will not announce, commence or engage in a tender offer or take-over bid for the common shares of the Issuer.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- CSG SPACE A.S.: /s/ Stanislav Kuba, Stanislav Kuba/Chairman of the Administrative Board (11/04/2026)
- CZECHOSLOVAK GROUP A.S.: /s/ Ladislav Storek, Ladislav Storek/Vice-Chairman of the Board of Directors (11/04/2026)
- MICHAL STRNAD: /s/ Michal Strnad, Michal Strnad/Chairman of Czechoslovak Group a.s. (11/04/2026)